UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

February 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	Names of Reporting Persons. Nasa Stand Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,952,810 Class A ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,952,810 Class A ordinary shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,952,810[1]

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.7%

12.	Type of Reporting Person OO

1                                           Consists of 8,952,810 Class A ordinary shares directly held by High Vivacity Holdings Limited, which is a wholly owned subsidiary of Venus Bright Limited, a company incorporated in the British Virgin Islands. Venus Bright Limited is in turn wholly owned by Nasa Stand Trust. Due to the ownership relationship, Nasa Stand Trust may also be deemed to have sole voting and dispositive power over the Class A ordinary shares directly held by High Vivacity Holdings Limited.

1.	Names of Reporting Persons. Venus Bright Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,952,810 Class A ordinary shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,952,810 Class A ordinary shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,952,810[1]

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.7%

12.	Type of Reporting Person CO

1                                           Consists of 8,952,810 Class A ordinary shares directly held by High Vivacity Holdings Limited, which is wholly owned by Venus Bright Limited. Due to the ownership relationship, Venus Bright Limited may also be deemed to have sole voting and dispositive power over the Class A ordinary shares directly held by High Vivacity Holdings Limited.

Item 1(a).	Name of Issuer: Vipshop Holdings Limited, a Cayman Islands company (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 20 Huahai Street, Liwan District Guangzhou 510370 The People’s Republic of China

Item 2(a).	Name of Person Filing: Nasa Stand Trust Venus Bright Limited
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Nasa Stand Trust:

2/F, The Grand Pavilion Commercial Centre

802 West Bay Road

P.O. Box 10338

Grand Cayman, KY1-1003

Cayman Islands

For Venus Bright Limited:

Palm Grove House

P.O. Box 438

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship: Nasa Stand Trust is a Cayman Islands trust. Venus Bright Limited is a British Virgin Islands company.
Item 2(d).	Title of Class of Securities. Class A Ordinary Shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number. G93629106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon 116,864,189 ordinary shares (consisting of 100,353,831 Class A ordinary shares and 16,510,358 Class B ordinary shares, assuming full conversion of the Class B ordinary shares into Class A ordinary shares), par value US$0.0001 per share, of the Company issued and outstanding as of December 31, 2015. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, and Class A ordinary shares are not convertible into Class B ordinary shares. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one (1) vote per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

High Vivacity Holdings Limited, a British Virgin Islands company, is the record owner of 8,952,810 Class A ordinary shares of the Company. High Vivacity Holdings Limited is wholly owned by Venus Bright Limited and is ultimately wholly owned by Nasa Stand Trust.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under the terms of Nasa Stand Trust, Mr. Arthur Xiaobo Hong has the power to direct the trustee with respect to the retention or disposal of the 8,952,810 Class A ordinary shares (the “Shares”) of the Company and the exercise of any voting and other rights attached to the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016

Nasa Stand Trust

By TMF (Cayman) Ltd. as Trustee	By:	/s/ Woo Pui Man
		Name:	Woo Pui Man
		Title:	Authorized Signatory

	By:	/s/ Choa Kin Wai
		Name:	Choa Kin Wai
		Title:	Authorized Signatory

Venus Bright Limited	By:	/s/ Woo Pui Man
		Name:	Woo Pui Man
		Title:	Authorized Signatory

	By:	/s/ Choa Kin Wai
		Name:	Choa Kin Wai
		Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement